

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

Lawrence Schaffer
Chief Financial Officer
Case Financial, Inc.
7668 El Camino Real, Suite 104-106
Carlsbad, CA 92009

    Re: Case Financial, Inc.
            Amendment No. 1 to Item 4.01 Form 8-K
            Filed November 9, 2010
            File No. 0-27757

Dear Mr. Schaffer:

We have reviewed your filing and have the following comment. Please respond to this letter within five business days.

As previously requested in our letter dated October 15, 2010, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3344.

            Sincerely,

            William H. Thompson
            Accounting Branch Chief